Exhibit C

TAOMEE HOLDINGS LIMITED

OFFER TO EXCHANGE

SHARE OPTIONS FOR REPLACEMENT RESTRICTED SHARES

INDIVIDUAL OPTION STATEMENT

[Name]

[Address]

On March 16, 2012, Taomee announced an offer (the “Exchange Offer”) to exchange eligible Taomee share options for Taomee restricted shares pursuant to the Offering Circular dated March 16, 2012 (the “Offering Circular”), which accompanies this Individual Option Statement. Refer to the Offering Circular for a more detailed description of the terms and conditions of the Exchange Offer. Capitalized terms that are used in this Individual Option Statement and that are not defined in this Individual Option Statement are defined in the Offering Circular.

Our records reflect that, as of February 24, 2012, you held the Eligible Options identified in the following table. Note that the Eligible Options included in this table may include options that you have already exercised, but have not yet been reported to us by our share plan administrator as of the date that the table was generated.

You should read this statement in connection with the Offering Circular and the other documents referenced in the Offering Circular. If any of the information contained in the following table is not correct, or if you believe that you hold options that should be eligible for the Exchange Offer but are not reflected in the following table, call or send an email to Zoey Chang at +86 21 6128 0056 ext. 8656 or zoey@taomee.com.

Date of Grant	Per Share Exercise Price	Number of Shares Granted	Number of Shares Exercised	Number of Shares Currently Outstanding